Exhibit 23.2

We consent to the incorporation by reference in the registration statement on Form S-3 of Argan, Inc. (formerly Puroflow Incorporated) of our report dated June 27, 2003 (except with respect to the matters discussed in Note 13, as to which the date is September 11, 2003), relating to the balance sheets of Southern Maryland Cable, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity and cash flows for the years then ended, which report appears in the Form 8-K/A filed by Argan, Inc. with the Commission on September 24, 2003.  We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ Sturn Wagner Lombardo & Company, LLC
      Sturn Wagner Lombardo & Company, LLC

Annapolis, Maryland
January 23, 2004